CERTIFICATION

I, Richard E. Waugh, President and Chief Executive Officer of The Bank of Nova Scotia, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of The Bank of Nova Scotia (the issuer) for the interim period ending April 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 1, 2004

          /s/ Richard E. Waugh

Richard E. Waugh
President and Chief Executive Officer

CERTIFICATION

I, Sarabjit S. Marwah, Senior Executive Vice-President and Chief Financial Officer of The Bank of Nova Scotia, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of The Bank of Nova Scotia (the issuer) for the interim period ending April 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 1, 2004

          /s/ Sarabjit S. Marwah

Sarabjit S. Marwah
Senior Executive Vice-President and Chief Financial Officer